TABLE OF CONTENTS

FORM 8-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

July 26, 2001
(Date of report)

NATIONAL PROCESSING, INC.

(Exact name of registrant as specified in its charter)

Ohio	1-11905	61-1303983
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1231 Durrett Lane, Louisville, Kentucky	40213
(Address of principal executive offices)	(Zip Code)

(502) 315-2000
(Registrant's telephone number, including area code)

Item 5. Other Events

On July 12, 2001, the Registrant issued a News Release announcing National Processing Company ("NPC"), a wholly owned subsidiary of National Processing, Inc., and Affiliated Computer Services, Inc. ("ACS"), have signed a definitive agreement where ACS will acquire the Business Process Outsourcing ("BPO") services unit of NPC.

NPC's BPO services unit represents approximately 65 percent of NPC's Corporate Outsourcing Solutions division or approximately $60 million in annual revenue, and is comprised of healthcare claim processing, credit card application processing and airline lift ticket processing. As part of the transaction, ACS will acquire all of NPC's offshore operations in Jamaica, the Dominican Republic and Barbados and approximately 75 percent of NPC's Mexican operations.

The transaction, valued at $43 million cash, is expected to close in July 2001. NPC expects to incur an after tax charge of approximately $6 million in its second quarter associated with the loss on the sale of the business.

Reference is made to the News Release, dated July 12, 2001, a copy of which is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7. Financial Statements, Pro forma Financial Information and Exhibits

    (a)   FINANCIAL STATEMENT OF BUSINESS ACQUIRED: None
    (b)   PRO FORMA FINANCIAL INFORMATION: None
    (c)   EXHIBITS:
            99.1 News Release, dated July 12, 2001

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL PROCESSING, INC.
(Registrant)
By: /s/ Carlton E. Langer

Dated: July 26, 2001

Name: Carlton E. Langer
Title: Secretary